STERLING EQUITY HOLDINGS, INC.
1600 AIRPORT FREEWAY, SUITE 370
BEDFORD, TEXAS 76022
TELEPHONE (817) 358-0551
FACSIMILE (817) 358-0585

May 15, 2006

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn: Rebekah Moore

RE: Sterling Equity Holdings, Inc.
Form 8-K
Filed April 3, 2006
File No. 000-33239

Dear Ms. Moore:

Set forth below are the Staff’s comments, as set forth in the Staff’s letter dated April 6, 2006, followed by our responses, which are numbered to correspond with the numbers set forth in the Staff’s comment letter.

Comment:

1.
In your filing, you state management of Sterling Equity Holdings, Inc. determined on March 30, 2006 that previously filed financial statements needed to be restated. Please specifically tell if this conclusion was reached by your board of directors, a committee of the board of directors or the officer or officers of the registrant authorized to take such action.

Company Response:

The determination to restate the financial statements was made by the registrant’s President who also serves as Chief Financial Officer and is the sole officer of the registrant.

Comment:

2.	We note that you intend to file restated financial statements. Please specifically tell us how and when you will file them.

Company Response:

The registrant intends to amend, and is presently in the process of amending, each of its Form 10-QSB and 10-KSB filings, beginning with its December 31, 2002 Form 10-KSB, to reflect the restated financial statements. Amended reports including restated financial statements are expected to be filed by the second week of June 2006.

Please address any comments or questions to the undersigned at the address set forth above.

Sincerely,

                              /s/  Thomas Mathew
Thomas Mathew
President

cc: Michael Sanders, Esq.
      John Lovelace